FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 1, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Consolidated Results of Operations (US GAAP) Fourth quarter, year ended March 2007 Nomura Holdings, Inc. April 2007

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2007 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any
such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is unaudited.

FY2007.3 Results Key Points (P4)
FY2007.3 Financial Highlights (P5)
FY2007.3 Business Segment Highlights (P6)
Fourth Quarter Results Key Points (P7)
Fourth Quarter Financial Highlights (P8)
Fourth Quarter Business Segment Highlights (P9)
Domestic Retail (P10)
Global Markets (P11)
Global Investment Banking (P12)
Global Merchant Banking (P13)
Asset Management (P14)
Segment “Other” (P15)
Non-interest Expenses
(Business Segment Total) (P16)
Outline
Net Income and ROE (P18)
Consolidated Income (P19)
Main Revenue Items (P21)
Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (P23)
Consolidated Balance Sheet (P25)
Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (Non-interest Expenses) (P26)
Domestic Retail Related Data (P27)
Global Merchant Banking Related Data (P31)
Asset Management Related Data (P32)
Fourth Quarter Achievements (P35)
League Tables (P36)
Market Share Data (P37)
Value at Risk (P38)
Number of Employees (P39)
Presentation Appendix

Domestic Client Assets increased 4.7 trillion yen to 85.2
trillion yen
Number one in FY2006 Equity and Equity-related (Japan)
league table*, sixth consecutive fiscal year in top position
Global Merchant Banking continued to book high level of
revenue
Asset Management both revenue and net income increased
significantly
FY2007.3 ROE of 8.3%
FY2007.3 Results Key Points
*Thomson Financial

FY2007.3 Financial Highlights
Net revenue for FY2007.3 was 1.0911 trillion yen (-4.8% YoY), income before income taxes was 321.8 billion yen (-41.0%
YoY), and net income was 175.8 billion yen (-42.2% YoY).  ROE was 8.3%.
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from the operations of Millennium
Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are not shown independently.
*Income before income taxes for the year ended March 31, 2006, is the total for continuing and discontinued operations.
Appendix
Net Income and ROE:P18
Consolidated
Income(Annually):P19
Net Revenue Income before Income Taxes* Net Income/ROE
(billions of yen)
(billions of yen)
Net Income (lhs)
ROE (annualized, rhs)
FY2007.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
FY2007.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
FY2007.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
1,091.1
1,145.7
799.2
803.1
566.3
0
200
400
600
800
1,000
1,200
94.7
304.3
175.8
172.3
119.9
5.2%
8.3%
15.5%
7.4%
10.1%
0
50
100
150
200
250
300
350
0%
5%
10%
15%
20%
25%
321.8
545.0
204.8
282.7
47.4
0
100
200
300
400
500
600

FY2007.3 Business Segment Highlights
Net revenue from all business segments was 1.0577 trillion yen (-0.2% YoY), income before income taxes was 377.3 billion yen (-16.5% YoY).
Domestic Retail
Stock brokerage commissions declined, but commissions
for distribution of investment trusts expanded
Global Markets
Fixed Income and Equity trading revenue declined
Global Investment Banking
Strong equity underwriting and M&A-related business
Global Merchant Banking
Actively invested and exited
Asset Management
Assets under management increased markedly
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
Net Revenue Income before Income Taxes
Appendix
Domestic Retail :P10
Global Markets :P11
Global Investment
Banking :P12
Global Merchant Banking :P13
Asset Management :P14
Segment “Other” :P15
Adjustment of Consolidated
Results and Segment Results :
Income before Income
Taxes :P23
FY2007.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
(billions of yen) (billions of yen)
FY2007.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
249.3
305.8 304.4
446.5
440.1
236.0
284.1
243.1
371.1
290.0
69.1
70.9
75.4
99.7
99.2
68.2
65.0
40.4
40.3
49.0
65.8
90.1
29.8
-6.6
10.7
7.3
73.3
14.7
17.8
8.4
602.8
729.5
709.0
1,057.7 1,059.8
0
100
200
300
400
500
600
700
800
900
1,000
1,100
35.7
79.5
81.2
197.2
160.9
93.6
120.8
60.2
157.7
58.8
12.8
17.2
29.2
51.5
44.4
55.4
52.8
10.0
20.6
36.5
-41.6
-30.5
23.9
-15.3
-3.0
0.5
4.0
0.5
10.1
7.0
225.5
187.6
89.2
377.3
452.0
0
100
200
300
400
500

Commissions for distribution of investment trusts* of 39.1
billion yen represents second consecutive quarter in which a record high was posted since quarterly reporting under US
GAAP started in the fiscal year ended March 2002
Assets under management in Asset Management increased
to record high of 27 trillion yen
Investment trust business performed well; trouble in US
subprime loan market and increase in effective tax rate led to fourth quarter ROE (annualized) of 6.0%
*Nomura Securities
Fourth Quarter Results Key Points

Fourth Quarter Financial Highlights
*Annualized
(billions of yen)
Net revenue for the fourth quarter was 311.3 billion yen (-3.6% QoQ, -4.4% YoY). Income before income taxes was
83.2 billion yen (-37.1% QoQ, -60.3% YoY). Net income was 33.1 billion yen (-58.2% QoQ, -74.3% YoY). ROE* for the fourth quarter was 6.0%.
Income from discontinued operations
before income taxes
Income before income taxes
Appendix
Consolidated Income (Quarterly):  P20
Adjustment of Consolidated Results
and Segment Results: Income before
Income Taxes  (Quarterly): P24
**Income before income taxes for the year ended March 31, 2006, is the total for continuing and discontinued operations.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from the operations of Millennium
Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are not shown independently.
Effects of consolidation / deconsolidation of certain private equity investee companies
Unrealized gain (loss) on investments in equity securities held for relationship purposes
Business Segment results
10%
15%
20%
25%
30%
Net Revenue Net Income/ROE (Annualized) Income before Income Taxes**
Net Income (lhs)
ROE (annualized, rhs)
(billions of yen) (billions of yen)
20.1
79.1
33.1
43.5
128.6
6.0%
14.6%
8.3%
25.4%
3.9%
0
20
40
60
80
100
120
140
0%
5%
101.2
97.7
2.8
-20.6
-4.8
-13.1
23.0
54.4
81.2
143.9
82.6
0.3
-0.4
1.3
-19.8
1.6
73.1
33.4
209.6
83.2
132.1
0
50
100
150
200
250
282.2
209.8
255.7
308.7
283.6
2.8
-13.1
40.7
16.8
0.1
27.4
27.4
0.3
-20.6 -4.8
311.3
322.9
251.0
205.9
325.7
0
100
200
300
400
4Q 1Q 2Q 3Q 4Q
FY2006.3 FY2007.3
4Q 1Q 2Q 3Q 4Q
FY2006.3 FY2007.3
4Q 1Q 2Q 3Q 4Q
FY2006.3 FY2007.3

Fourth Quarter Business Segment Highlights
Net Revenue
Appendix
Domestic Retail :P10
Global Markets :P11
Global Investment Banking :P12
Global Merchant Banking :P13
Asset Management :P14
Segment “Other” :P15
Adjustment of Consolidated Results
and Segment Results: Income
before Income Taxes
(Quarterly)::P24
Income before Income Taxes
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
Net revenue from all business segments for the fourth quarter of 283.6 billion yen (-8.1% QoQ, +0.5% YoY), and income before income taxes of 81.2 billion yen (-43.5% QoQ, -19.8% YoY).
(billions of yen)
(billions of yen)
123.6
105.6
94.5
115.9
124.1
128.4
68.9
48.5
78.1
94.6
29.7
24.1
26.6
44.5
9.2
24.5
24.1
18.8
31.1
-0.9
-15.5
12.1
23.9
17.6
18.4
-13.3
-3.9
14.6
56.8
15.2 255.7
308.7
282.2
209.8
283.6
0
100
200
300
400
51.4
42.5
28.2
46.9
43.3
14.3
-3.6
24.1
23.9
16.3
10.9
11.6
41.5
6.7
12.2
8.0
4.3
66.0
5.6
17.0
-5.2
-21.0
9.8
5.7
5.2
11.1
43.1
-23.0
-0.5
97.7
143.9
54.4
101.2
81.2
0
50
100
150
200
250
FY2006.3
4Q 1Q 2Q 3Q 4Q
FY2007.3
FY2006.3
4Q 1Q 2Q 3Q 4Q
FY2007.3
-17.9

Domestic Retail
Net Revenue and Income before Income Taxes
Appendix:
Retail stock brokerage
commissions, commissions for
distribution of investment trusts,
domestic distribution volume of
investment trusts, retail foreign
currency bond sales, etc: P27
Domestic Client Assets: P28
Domestic Client Assets Net Asset
Inflow: P29
Number of Accounts: P30
Fourth Quarter Achievements:P35
Full Year Quarter
* from the end of previous quarter
**Nomura Securities (P27)
Net revenue of 124.1 billion yen (+7.1% QoQ, +0.4% YoY), income before income taxes of 43.3 billion yen
(-7.6% QoQ, -15.8% YoY).  Domestic Client Assets increased by 3.7 trillion yen* to 85.2 trillion yen.
Number of accounts with an outstanding balance increased by 53,000* to 3,953,000 accounts
Commissions for distribution of investment trusts** grew 16.0% QoQ to 39.1 billion yen, reflecting the strong sales of existing investment trusts offering frequent distributions as well as newly-launched products.
Retail stock brokerage commissions increased 28.1% QoQ to 28.9 billion yen.
(billions of yen)
(billions of yen)
Expenses increased due to investment, revenue high on strong sales of investment trusts
FY2006.3
4Q 1Q 2Q 3Q 4Q
Commissions
104.1 155.2 174.0 269.4 251.4 -6.7% 77.7 63.0 50.8 63.6 73.9 16.2% -4.8%
Sales credit
95.7 97.8 73.7 109.0 96.8 -11.1% 24.5 23.8 20.1 26.7 26.2 -2.0% 7.0%
Fees from investment banking
15.0 26.1 24.5 26.4 24.0 -9.1% 8.9 3.5 6.5 8.9 5.1 -42.1% -42.3%
Investment trust administration fees and other
32.0 21.8 26.1 34.4 47.5 38.1% 10.1 10.6 11.3 12.1 13.4 10.2% 32.0%
Net interest revenue
2.4 4.9 6.1 7.4 20.4 176.7% 2.3 4.7 5.7 4.5 5.5 21.0% 134.3%
Net revenue 249.3 305.8 304.4 446.5 440.1 -1.4% 123.6 105.6 94.5 115.9 124.1 7.1% 0.4%
Non-interest expenses
213.6 226.2 223.2 249.3 279.3 12.0% 72.2 63.1 66.3 69.0 80.8 17.1% 12.0%
Income before income taxes 35.7 79.5 81.2 197.2 160.9 -18.4% 51.4 42.5 28.2 46.9 43.3 -7.6% -15.8%
YoY QoQ
FY2007.3
FY2005.3 FY2006.3 YoY FY2003.3 FY2004.3 FY2007.3
28.2
46.9
43.3 42.5
51.4
124.1
123.6
105.6
94.5
115.9
0
50
100
150
304.4
305.8
249.3
160.9
197.2
81.2
79.5
35.7
0
100
200
300
400
500
Net interest revenue
Investment trust
administration fees and
other
Fees from investment
banking
Sales credit
Commissions
Income before income
taxes
446.5 440.1

Global Markets
Appendix
Fourth Quarter
Achievements: P35
Market Share Data: P37
Value at Risk : P38
Full Year Quarter
Net Revenue and Income before Income Taxes
Notes 1: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
2: Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.
Net revenue was 94.6 billion yen (+21.2% QoQ, -26.4% YoY), Income before income taxes was 23.9 billion yen (-0.8% QoQ, -63.7% YoY).
Net revenue from Fixed Income declined 58.0% QoQ to 21.8 billion yen due to an adverse impact from the US subprime loan market, despite strong order flow for interest rate and currency-linked structured bonds.
Equity net revenue increased 186.0% QoQ to 66.6 billion yen, reflecting an upturn in MPO transactions and equity derivative trading revenue.
(billions of yen) (billions of yen)
Equity rebounded but impact from US subprime loan market led to flat revenue
FY2006.3
4Q 1Q 2Q 3Q 4Q
Fixed Income
154.0 174.0 119.8 173.8 123.1 -29.2% 62.0 30.8 18.7 51.8 21.8 -58.0% -64.9%
Equity
82.0 110.2 90.2 168.5 147.9 -12.2% 57.2 34.0 24.0 23.3 66.6 186.0% 16.4%
Other
0.0 0.0 33.1 28.8 19.1 -33.9% 9.3 4.1 5.7 3.0 6.2 110.0% -32.6%
Net revenue
236.0 284.1 243.1 371.1 290.0 -21.8% 128.4 68.9 48.5 78.1 94.6 21.2% -26.4%
Non-interest expenses
142.4 163.3 182.9 213.4 231.2 8.4% 62.4 54.6 52.1 53.9 70.6 31.0% 13.2%
Income before income taxes 93.6 120.8 60.2 157.7 58.8 -62.7% 66.0 14.3 -3.6 24.1 23.9 -0.8% -63.7%
YoY QoQ FY2005.3 FY2006.3 YoY
FY2007.3
FY2007.3 FY2003.3 FY2004.3
58.8
93.6
120.8
60.2
157.7
290.0
236.0
284.1
243.1
371.1
0
50
100
150
200
250
300
350
400
Other
Equity
Fixed Income
Income before
income taxes
66.0
14.3
-3.6
24.1
23.9
128.4
68.9
48.5
78.1
94.6
0
20
40
60
80
100
120
140
160

Global Investment Banking
Appendix
Fourth Quarter
Achievements: P35
League Tables: P36
Market Share Data: P37
Net Revenue and Income before Income Taxes
Full Year Quarter
Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
* Thomson Financial
Net revenue of 26.6 billion yen (+10.4% QoQ, -14.6% YoY), income before income taxes of 11.6 billion yen
(+6.5% QoQ, -31.5% YoY).
In equity finance, we acted as lead manager for such large deals as the public offering of shares in Honda Motor and Nintendo, and a Euroyen CB issue by Toray
Industries.
In M&A, we acted as financial advisor on the management integration of Daimaru and Matsuzakaya Holdings, the capital and business alliance between
Marubeni, Aeon, and Daiei, and the merger of Mitsubishi Pharma and Tanabe Seiyaku.
(billions of yen) (billions of yen)
Topped FY06 Equity and Equity-related (Japan) league table*, sixth straight year
FY2006.3
4Q 1Q 2Q 3Q 4Q
Net revenue
69.1 70.9 75.4 99.7 99.2 -0.5% 31.1 18.8 29.7 24.1 26.6 10.4% -14.6%
Non-interest expenses
56.4 53.7 46.2 48.1 54.8 13.8% 14.2 13.2 13.4 13.2 15.0 13.7% 5.7%
Income before income taxes
12.8 17.2 29.2 51.5 44.4 -13.8% 17.0 5.6 16.3 10.9 11.6 6.5% -31.5%
FY2003.3 FY2004.3 YoY QoQ FY2005.3 FY2006.3 YoY
FY2007.3
FY2007.3
99.2
99.7
75.4
70.9
69.1
44.4
51.5
29.2
17.2
12.8
0
20
40
60
80
100
120
Net revenue
Income before
income taxes
26.6
24.1
29.7
18.8
31.1
11.6
10.9
16.3
5.6
17.0
0
10
20
30
40

Global Merchant Banking
Appendix
Effect of consolidation /
deconsolidation of certain
PE investee companies
(Non-interest Expenses) :
P26
Business exposure: P31
Full Year
Net revenue of minus 0.9 billion yen, income before income taxes of minus 5.2 billion yen
Invested approximately 30 billion yen via a special purpose vehicle in the tender offer for Tsubaki Nakashima; acquired a stake in Kawamura Electric.
(billions of yen)
(billions of yen)
Net Revenue and Income before Income Taxes
Quarter
Invested in MBO
FY2006.3
4Q 1Q 2Q 3Q 4Q
Net revenue
-6.6 10.7 7.3 68.2 65.0 -4.8% -15.5 12.1 44.5 9.2 -0.9 - -
Non-interest expenses
8.6 10.2 10.4 12.8 12.2 -5.1% 5.5 2.3 3.1 2.6 4.2 64.9% -23.6%
Income before income taxes
-15.3 0.5 -3.0 55.4 52.8 -4.7% -21.0 9.8 41.5 6.7 -5.2 - -
YoY QoQ FY2003.3 FY2004.3 FY2005.3 FY2006.3 YoY
FY2007.3
FY2007.3
65.0
-6.6
10.7
7.3
68.2
52.8
0.5
-15.3
-3.0
55.4
0
30
60
90
Net revenue
Income before
income taxes
-15.5
12.1
44.5
9.2
-0.9
-5.2
41.5
9.8
-21.0
6.7
0
30
60
90

Asset Management
Appendix
Assets Under
Management: P32,33
Asset Management
Related Data: P34
Net Revenue and Income before Income Taxes
Full Year Quarter
Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
*from the end of previous quarter
Net revenue of 24.1 billion yen (-1.9% QoQ, +30.5% YoY), income before income taxes of 8 billion yen
(-34.2% QoQ, +39.6% YoY). Total assets under management increased by 1.4 trillion yen* to 27 trillion yen.
Net assets in funds for bank customers up 285.6 billion yen* to 1.8 trillion yen, while net assets in Nomura Global 6 Assets Diversified Fund distributed through
Japan Post rose 76.1 billion yen* to 425.1 billion yen.
Nomura Asset Management product selected as new target year fund to be distributed by Japan Post
(billions of yen) (billions of yen)
Record level of assets under management
FY2006.3
4Q 1Q 2Q 3Q 4Q
Net revenue
40.4 40.3 49.0 65.8 90.1 36.8% 18.4 17.6 23.9 24.5 24.1 -1.9% 30.5%
Non-interest expenses
36.3 39.8 39.0 45.2 53.6 18.6% 12.7 12.4 12.8 12.4 16.1 29.8% 26.5%
Income before income taxes
4.0 0.5 10.0 20.6 36.5 76.8% 5.7 5.2 11.1 12.2 8.0 -34.2% 39.6%
YoY YoY QoQ
FY2007.3
FY2007.3 FY2005.3 FY2006.3 FY2003.3 FY2004.3
40.4
40.3
49.0
65.8
90.1
10.0
0.5
4.0
20.6
36.5
0
20
40
60
80
100
Net revenue
Income before
income taxes
18.4
17.6
23.9
24.5
24.1
5.7
5.2
11.1
12.2
8.0
0
5
10
15
20
25
30

Segment “Other”
“Other” income before income taxes of minus 0.5 billion yen
The US alternative asset manager Fortress Investment Group, in which we announced an investment in December 2006 (888 million US dollars) and was listed on the
New York Stock Exchange in February 2007, is accounted for under the equity method according to US GAAP.
Joinvest Securities income before income taxes of approximately minus 7billion yen for the fiscal year ended March 2007
Full Year Quarter
(billions of yen)
(billions of yen)
Income before Income Taxes
*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others.  FY2003.3 includes 21.2 billion yen of impairment loss on investment of affiliates.
FY2006.3
4Q 1Q 2Q 3Q 4Q
Net gain/loss on trading related to
economic hedging transactions
-6.2 -12.8 -9.7 -64.8 -38.4 - -36.0 -11.4 -14.0 -11.9 -1.1 - -
Realized Loss/gain on investment in equity
securities held for relationship purposes
1.7 1.2 6.9 8.4 18.1 116.3% 0.3 0.1 4.8 13.0 0.3 -97.9% -6.7%
Equity in losses/earnings of affiliates
-3.8 8.5 7.3 27.8 53.2 91.0% 13.9 3.3 6.1 39.0 4.7 -87.8% -65.8%
Corporate items
-9.4 -10.7 4.5 -7.4 -11.1 - -0.6 -7.2 3.7 -5.9 -1.8 - -
Others*
-23.9 20.7 1.0 5.4 2.1 -60.8% 4.5 -7.9 3.7 8.9 -2.6 - -
Income before income taxes
-41.6 7.0 10.1 -30.5 23.9 - -17.9 -23.0 4.3 43.1 -0.5 - -
FY2007.3 QoQ YoY YoY
FY2007.3
FY2003.3 FY2004.3 FY2005.3 FY2006.3
-0.5
43.1
4.3
-17.9
-23.0
-60
-40
-20
0
20
40
60
23.9
-30.5
-41.6
7.0
10.1
-60
-40
-20
0
20
40
60
Approximately 34 billion yen
related to IPO of Nomura
Real Estate Holdings

Non-interest Expenses (Business Segment Total)
Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation of certain private equity investee companies.
See P26 for more details.
Compensation and Benefits
Full Year
Appendix
Effect of Consolidation /
Deconsolidation of Certain PE
Investee Companies (Non-
interest Expenses): P26
Number of Employees: P39
Non-interest expenses (business segment total) of 202.3 billion yen (+22.8% QoQ, +11.8% YoY)
Compensation and benefits increased 13.0% QoQ to 93.5 billion yen.
Commissions and floor brokerage increased 53.8% QoQ to 18.1 billion yen primarily due to the consolidation of Instinet.
Information processing and communications increased 17.7% QoQ to 32 billion yen mainly due to an increase in IT investment in Japan
(billions of yen) (billions of yen)
FY2006.3
4Q 1Q 2Q 3Q 4Q
Compensation and benefits 264.7 311.3 331.0 6.3% 87.7 79.5 75.2 82.8 93.5 13.0% 6.7%
Commissions and floor brokerage
22.1 31.4 49.8 58.5% 9.3 9.8 10.1 11.8 18.1 53.8% 94.2%
Information processing and communications
80.9 89.1 109.5 22.9% 27.3 23.0 27.3 27.2 32.0 17.7% 16.9%
Occupancy and related depreciation
50.8 50.8 57.4 13.1% 14.3 13.4 12.9 13.5 17.6 29.7% 23.1%
Business development expenses 26.2 30.6 35.3 15.3% 9.6 7.2 9.2 8.4 10.4 23.6% 8.5%
Other
76.6 94.7 97.5 3.0% 32.8 22.4 23.3 21.1 30.8 45.8% -6.1%
Total
521.4 607.8 680.5 12.0% 180.9 155.3 158.0 164.8 202.3 22.8% 11.8%
YoY QoQ FY2005.3 FY2006.3 YoY
FY2007.3
FY2007.3
521.4
680.5
607.8
0
100
200
300
400
500
600
700
Other
Business development
expenses
Occupancy and related
depreciation
Information processing
and communications
Commissions and floor
brokerage
Compensation and
benefits
164.8
158.0
155.3
180.9
202.3
0
50
100
150
200
250
FY2006.3
4Q 1Q 2Q 3Q 4Q
FY2005.3 FY2006.3
FY2007.3
FY2007.3
113.6
150.5
157.6
151.1
160.7
173.4
311.3
331.0
264.7
0
50
100
150
200
250
300
350
(billions of yen)
46.2
37.7
33.4
40.9
45.6
41.5
41.7
41.9
47.9
41.9
82.8
75.2
79.5
87.7
93.5
Fixed-type compensation and
benefits
Variable-type compensation and
benefits
Quarter

Appendix

Full Year
Net Income and ROE
(billions of yen)
Net income (lhs)
119.9 172.3 94.7 304.3 175.8
ROE (rhs)
7.4% 10.1% 5.2% 15.5% 8.3%
Net income per basic share (yen)
61.3 88.8 48.8 159.0 92.2
Shareholders' equity per share (yen)
846.4 919.7 962.5 1,083.2 1,146.2
FY2007.3 FY2006.3 FY2005.3 FY2003.3 FY2004.3
119.9
172.3
94.7
304.3
175.8
15.5%
10.1%
8.3%
5.2%
7.4%
0
100
200
300
400
0%
5%
10%
15%
20%
Net income (lhs)
ROE (rhs)

Consolidated Income (Annually)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
Commissions 141.6 210.2 222.0 356.3 337.5 -5.3%
Fees from investment banking 81.8 87.0 92.3 108.8
99.3 -8.8%
Asset management and portfolio service fees 79.3 66.2 78.5 102.7 146.0 42.2%
Net gain on trading 172.3 229.0 201.7 304.2
290.0 -4.7%
Gain (loss) on private equity investments -14.4 13.1 7.7 12.3 47.6 286.0%
Interest and dividends 368.7 343.3 401.4 693.8
981.3 41.4%
Gain (loss) on investments in equity securities -41.3 55.9 15.3 67.7 -20.1 -
Private equity entities product sales 6.2 17.6 75.1 88.2
100.1 13.5%
Other
13.4 23.6 32.3 58.8
67.4 14.8%
807.7 1,045.9 1,126.2 1,792.8
2,049.1 14.3%
241.4 242.8 327.0 647.2
958.0 48.0%
566.3 803.1 799.2 1,145.7
1,091.1 -4.8%
518.9 520.4 594.4 700.1
769.3 9.9%
47.4 282.7 204.8 445.6
321.8 -27.8%
- - -
99.4 - -
Income before income taxes
47.4 282.7 204.8 545.0 321.8 -41.0%
119.9 172.3 94.7 256.6
175.8 -31.5%
- - -
47.7
- -
Net income 119.9 172.3 94.7 304.3
175.8 -42.2%
YoY FY2003.3
Non-interest expenses
Income from continuing operations before income taxes
FY2007.3
Net income from discontinued operations
Net income from continuing operations
Revenue
FY2006.3
Income from discontinued operations before income taxes
Total revenue
Net revenue
Interest expense
FY2005.3 FY2004.3

Consolidated Income (Quarterly)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Commissions
55.2 77.5 106.2 117.5 79.6 66.1 84.2
107.6 27.8% -8.4%
Fees from investment banking 14.7 24.1 28.6 41.5 14.4 26.9 32.3 25.7 -20.5% -38.0%
Asset management and portfolio service fees
19.9 24.9 25.6 32.2 29.7 35.5 36.7
44.0 19.9% 36.8%
Net gain on trading 70.8 43.8 90.6 99.0 55.8 47.5 89.2 97.5 9.4% -1.5%
Gain (loss) on private equity investments
-2.5 2.2 7.6 5.0 9.8 27.5 10.2
0.1 -99.3% -98.6%
Interest and dividends 132.9 183.3 216.2 161.4 207.9 232.3 262.9 278.2 5.8% 72.4%
Gain (loss) on investments in equity securities
-2.8 31.2 36.2 3.1 -20.5 -0.0 -0.2 0.6
-
-80.4%
Private equity entities product sales
24.5 22.0 23.9 17.8 21.0 21.7 28.8
28.6 -0.5% 60.8%
Other 6.9 5.7 19.1 27.0 4.2 11.7 45.4
6.1 -86.5% -77.3%
319.6 414.8 554.0 504.4 401.7 469.2 589.5
588.6 -0.2% 16.7%
132.1 142.2 194.2 178.7 195.8 218.2 266.6
277.3 4.0% 55.2%
187.5 272.6 359.8 325.7 205.9 251.0 322.9
311.3 -3.6% -4.4%
158.4 160.3 182.5 198.7 172.5 177.9 190.8 228.1 19.6% 14.8%
29.1 112.3 177.2 127.0 33.4 73.1 132.1
83.2 -37.1% -34.5%
1.6 5.3 9.9 82.6
- - - - - -
Income before income taxes 30.7 117.6 187.1 209.6 33.4 73.1 132.1
83.2 -37.1% -60.3%
9.1 60.7 104.0 82.8 20.1 43.5 79.1
33.1 -58.2% -60.0%
-0.8 0.2 2.4 45.9 - - - - - -
Net income
8.3 60.9 106.5 128.6 20.1 43.5 79.1
33.1 -58.2% -74.3%
FY2006.3
QoQ YoY
Revenue
Total revenue
Interest expense
FY2007.3
Net income from continuing operations
Net income from discontinued operations
Net revenue
Non-interest expenses
Income from continuing operations before income taxes
Income from discontinued operations before income taxes

Main Revenue Items (Annually)
(billions of yen)
*Includes net interest revenue
Stock brokerage commissions (Domestic Retail)
48.2 92.1 103.0 153.6 98.3 -36.0%
Stock brokerage commissions (Other)
29.3 45.4 40.2 79.5
73.2 -7.9%
Other brokerage commissions
7.6 12.2 13.0 14.3
6.8 -52.5%
Commissions for distribution of investment trusts
30.5 37.3 41.7 85.1 120.5 41.6%
Other
26.0 23.2 24.1 23.8
38.6 62.1%
Total
141.6 210.2 222.0 356.3
337.5 -5.3%
Equity underwriting and distribution
24.6 44.7 49.1 57.3 56.6 -1.3%
Bond underwriting and distribution
37.0 26.4 20.5 21.2 15.3 -27.5%
M&A/Financial advisory fees
16.8 15.8 22.6 30.3
26.7 -11.7%
Other
3.4 0.1 0.1 0.1 0.7 391.1%
Total
81.8 87.0 92.3 108.8 99.3 -8.8%
Asset management fees
60.2 44.2 51.1 68.5
106.3 55.2%
Administration fees
10.0 12.1 16.1 20.6 24.0 16.2%
Custodial fees
9.1 9.9 11.3 13.6 15.7 16.0%
Total
79.3 66.2 78.5 102.7 146.0 42.2%
Bonds and other
133.6 152.3 120.9 150.9 154.9 2.6%
Equity
35.9 75.2 76.8 148.1 137.6 -7.1%
Merchant banking
2.8 1.5 4.0 5.2
-2.5 -
Net interest revenue
127.3 100.4 74.3 46.6 23.3 -49.9%
Total
299.6 329.4 276.0 350.8 313.4 -10.7%
FY2005.3 FY2006.3 YoY FY2007.3 FY2003.3 FY2004.3
Commissions
Fees from
Investment
Banking
Asset
Management
and Portfolio
Service Fees
Net Gain on
Trading*

Fees from
Investment
Banking
Commissions
Main Revenue Items (Quarterly)
(billions of yen)
*Includes net interest revenue
Asset
Management
and Portfolio
Service Fees
Net Gain on
Trading*
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Stock brokerage commissions (Domestic Retail)
20.8 34.6 53.9 44.2 28.0 18.8 22.6 28.9 28.1% -34.6%
Stock brokerage commissions (Other)
8.0 14.2 16.7 40.6 13.8 11.8 17.4 30.2 72.9% -25.8%
Other brokerage commissions
2.8 2.2 6.0 3.3 2.7 1.9 1.9 0.2 -90.3% -94.4%
Commissions for distribution of investment trusts
17.5 19.6 22.4 25.6 25.8 23.1 33.0 38.5 16.9% 50.7%
Other
6.1 6.9 7.2 3.7 9.2 10.3 9.3
9.8 6.1% 166.1%
Total
55.2 77.5 106.2 117.5 79.6 66.1 84.2
107.6 27.8% -8.4%
Equity underwriting and distribution
4.9 12.4 17.9 22.1 6.3 16.2 19.4
14.7 -23.9% -33.3%
Bond underwriting and distribution
3.6 4.7 4.2 8.6 2.9 4.2 6.7
1.5 -77.6% -82.3%
M&A/Financial advisory fees
6.2 6.9 6.4 10.8 5.2 6.4 6.1 9.1 49.3% -15.6%
Other
0.1 0.0 0.1 0.0 0.0 0.2 0.1 0.4 231.4% 1,164.7%
Total
14.7 24.1 28.6 41.5 14.4 26.9 32.3 25.7 -20.5% -38.0%
Asset management fees
13.5 16.1 17.8 21.1 21.7 23.9 28.4 32.2 13.5% 52.8%
Administration fees
3.4 5.9 4.2 7.1 4.5 7.8 4.4 7.2 62.6% 1.7%
Custodial fees
3.1 2.9 3.6 4.0 3.6 3.7 3.9 4.6 17.5% 14.9%
Total
19.9 24.9 25.6 32.2 29.7 35.5 36.7 44.0 19.9% 36.8%
Bonds and other
31.7 24.4 58.4 36.4 26.7 34.4 60.0 33.7 -43.8% -7.3%
Equity
38.9 15.4 32.8 61.0 31.7 12.7 28.9 64.3 122.2% 5.3%
Merchant banking
0.2 4.0 -0.6 1.6 -2.6 0.4 0.2
-0.5 -
-
Net interest revenue
0.8 41.1 22.0 -17.3 12.1 14.1 -3.7
0.9 - -
Total
71.6 85.0 112.5 81.7 67.8 61.6 85.5 98.4 15.2% 20.5%
YoY QoQ
FY2006.3 FY2007.3

(billions of yen)
Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (Annually)
Notes: 1. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
3. In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
4. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
5. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
35.7 79.5 81.2 197.2 160.9 -18.4%
93.6 120.8 60.2 157.7 58.8 -62.7%
12.8 17.2 29.2 51.5
44.4 -13.8%
-15.3 0.5 -3.0 55.4 52.8 -4.7%
4.0 0.5 10.0 20.6 36.5 76.8%
130.8 218.5 177.5 482.5
353.3 -26.8%
-41.6 7.0 10.1 -30.5 23.9 -
89.2 225.5 187.6 452.0 377.3 -16.5%
-43.0 54.7 8.4 59.3 -38.2 -
1.2 2.4 8.9 -65.7 -17.3 -
Income from continuing
operations before income taxes
47.4 282.7 204.8 445.6
321.8 -27.8%
Income from discontinued
operations before income taxes
- - - 99.4 - -
Total
47.4 282.7 204.8 545.0 321.8 -41.0%
FY2007.3 YoY FY2005.3 FY2006.3
US GAAP
Domestic Retail
Global Markets
Global Investment Banking
Global Merchant Banking
Asset Management
5 Business Segment Total
Unrealized gain (loss) on investments in equity
securities held for relationship purposes
Effects of consolidation/deconsolidation of
certain private equity investee companies
FY2003.3 FY2004.3
Other
Segment Total

Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (Quarterly)
(billions of yen)
Notes: 1. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued
operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
2. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
30.3 41.4 74.1 51.4 42.5 28.2 46.9 43.3 -7.6% -15.8%
-0.7 31.5 60.9 66.0 14.3 -3.6 24.1
23.9 -0.8% -63.7%
2.2 9.1 23.3 17.0 5.6 16.3 10.9 11.6 6.5% -31.5%
-5.9 4.7 77.6 -21.0 9.8 41.5 6.7 -5.2 - -
4.0 4.7 6.2 5.7 5.2 11.1 12.2 8.0 -34.2% 39.6%
29.9 91.4 242.1 119.1 77.5 93.4 100.8
81.7 -18.9% -31.4%
7.6 -9.9 -10.3 -17.9 -23.0 4.3 43.1 -0.5 - -
37.4 81.5 231.8 101.2 54.4 97.7 143.9 81.2 -43.5% -19.8%
-11.0 31.3 36.3 2.8 -20.6 -4.8 -13.1 0.3 - -88.3%
2.7 -0.5 -90.8 23.0 -0.4 -19.8 1.3 1.6 20.4% -93.1%
Income from continuing
operations before income taxes
29.1 112.3 177.2 127.0 33.4 73.1 132.1 83.2 -37.1% -34.5%
Income from discontinued
operations before income taxes
1.6 5.3 9.9 82.6 - - - - - -
Total 30.7 117.6 187.1 209.6 33.4 73.1 132.1
83.2 -37.1% -60.3%
Asset Management
Domestic Retail
Global Markets
Global Investment Banking
Global Merchant Banking
QoQ YoY
FY2006.3 FY2007.3
Effects of consolidation/deconsolidation of
certain private equity investee companies
5 Business Segment Total
Other
Segment Total
Unrealized gain (loss) on investments in equity
securities held for relationship purposes
US GAAP

Consolidated Balance Sheet
(billions of yen)
Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2006 Mar. 31, 2007
Cash and cash deposits
1,556 1,054
Short-term borrowings
692 1,094
Payables and deposits
1,240 1,346
Loans and receivables
1,364 1,618
Collateralized financing
20,263 20,599
Trading liabilities
6,528 4,800
Collateralized agreements
17,028 17,838
Other liabilities
642 846
Long-term borrowings
3,599 5,003
13,697 13,178
Total liabilities
32,963 33,687
Other assets
1,381 2,185
Shareholders' equity
Total shareholders' equity
2,063
2,186
Total assets
35,026
35,873
Total liabilities and shareholders' equity
35,026
35,873
Assets Liabilities
Trading assets and private equity
investments

Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (Non-interest Expenses)
(billions of yen)
Full Year Quarter
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
1Q 2Q 3Q 4Q
Compensation and benefits 275.0 325.4 345.9 82.8 79.1 86.7 97.4
Fixed-type compensation and benefits 159.6 170.4 182.8 43.8 44.3 44.3 50.4
Segment total 151.1 160.7 173.4 41.7 41.9 41.9 47.9
Private equity investee companies
8.5 9.7
9.4
2.1 2.4 2.4
2.5
Variable-type compensation and benefits 115.4 155.0 163.1 39.0 34.8 42.4 47.0
Segment total 113.6 150.5
157.6
37.7 33.4 40.9
45.6
Private equity investee companies 1.8 4.5 5.5 1.2 1.4 1.5 1.4
Commissions and floor brokerage
23.9 32.9
50.8
10.3 10.3 12.0
18.2
Segment total 22.1 31.4 49.8 9.8 10.1 11.8 18.1
Private equity investee companies 1.8 1.5
1.0
0.4 0.2 0.2
0.1
Information processing and communications 81.4 89.6 110.0 23.2 27.4 27.3 32.1
Segment total 80.9 89.1 109.5 23.0 27.3 27.2 32.0
Private equity investee companies 0.5 0.5 0.5 0.2 0.1 0.1 0.1
Occupancy and related depreciation 53.5 55.0 61.3 14.4 13.7 14.6 18.5
Segment total 50.8 50.8
57.4
13.4 12.9 13.5
17.6
Private equity investee companies 2.7 4.3 3.9 1.0 0.9 1.1 0.9
Business development expenses
28.2 32.8
38.1
7.8 9.8 9.2
11.2
Segment total 26.2 30.6 35.3 7.2 9.2 8.4 10.4
Private equity investee companies
2.0 2.2
2.8
0.6 0.6 0.8
0.8
Other 87.6 115.4 106.0 22.7 25.7 23.6 34.1
Segment total 76.6 94.7 97.5 22.4 23.3 21.1 30.8
Private equity investee companies 11.0 20.8 8.5 0.3 2.4 2.5 3.4
Private equity entities cost of goods sold 44.7 48.8 57.2 11.4 11.8 17.4 16.6
Total non-interest expenses 594.4 700.1 769.3 172.5 177.9 190.8 228.1
Segment total 521.4 607.8 680.5 155.3 158.0 164.8 202.3
Private equity investee companies 73.0 92.2 88.9 17.2 19.9 26.0 25.8
FY2007.3
FY2005.3 FY2006.3 FY2007.3

* Nomura Securities
Domestic Retail Related Data (1)
Full Year
Quarter
1Q 2Q 3Q 4Q
Retail stock brokerage commissions (billions of yen)
48.2 92.1 103.0 153.6 98.3 28.0 18.8 22.6 28.9
Commissions for distribution of investment trusts* (billions of yen)
34.9 46.9 49.9 95.9 124.7 28.0 23.9 33.7 39.1
Bond investment trusts commission
16.9 11.1 6.4 3.5 2.3 0.6 0.7 0.5 0.4
Stock investment trusts commission
11.6 21.5 31.6 74.2 114.5 23.2 22.1 32.3 36.9
Foreign investment trusts commission
6.4 14.2 11.9 18.2 7.9 4.2 1.1 0.9 1.7
Domestic distribution volume of investment trusts* (trillions of yen)
11.9 13.7 14.2 20.5 21.4 5.0 4.7 5.6 6.2
Bond investment trusts
8.6 10.1 10.4 14.3 14.4 3.3 3.0 3.9 4.3
Stock investment trusts
1.3 1.6 2.3 4.5 6.0 1.3 1.4 1.6 1.6
Foreign investment trusts
2.1 2.1 1.4 1.7 1.0 0.3 0.2 0.2 0.3
Other (billions of yen)
Outstanding value of annuity insurance policies (end of the period)
166.6 261.6 446.4 683.3 990.4 791.0 861.1 927.3 990.4
Sales of JGBs for individual investors (transaction base)
101.3 1,271.6 1,290.6 747.8 615.2 189.0 187.3 130.4 108.5
Retail foreign currency bond sales
2,284.7 1,990.0 1,154.4 1,119.2 677.1 166.4 195.9 184.5 130.2
FY2007.3
FY2005.3 FY2003.3 FY2006.3 FY2007.3 FY2004.3

Domestic Retail Related Data (2)
*   Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and Financial Management Division
** Includes CBs and warrants
***Includes variable annuity insurance
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006 Mar. 31, 2007
Equities 17.1 28.9 33.5 49.3 45.6 45.7 47.7 48.5
Foreign currency bonds 3.7 4.0 4.0 3.6 3.5 3.5 3.4 3.3
Domestic bonds** 8.5 10.0 11.8 13.1 13.4 13.6 14.4 16.4
Stock investment trusts 2.2 3.0 3.3 5.3 5.3 5.8 6.8 7.4
Bond investment trusts
6.5 5.5 4.9 4.5 4.3 4.3 4.5 4.7
Overseas mutual funds 1.1 1.6 1.9 2.3 2.2 2.2 2.2 2.0
Other*** 1.6 1.7 1.9 2.3 2.5 2.4 2.6 2.9
Total 40.6 54.8 61.2 80.5 76.7 77.7 81.5 85.2
0
40.6
54.8
61.2
80.5
76.7
77.7
81.5
85.2
20
40
60
80
100
Other***
Overseas mutual
funds
Bond investment
trusts
Stock investment
trusts
Domestic bonds**
Foreign currency
bonds
Equities
(trillions of yen)
Domestic Client Assets*

Domestic Retail Related Data (3)
*Domestic Client Assets excluding portion from regional financial institutions
Note: Net Asset Inflow = Asset Inflow – Asset Outflow
Domestic Client Assets Net Asset Inflow *
1Q 2Q 3Q 4Q
FY2007.3
FY2007.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
5,975
4,581
6,749
3,391
1,788
0
2,000
4,000
6,000
8,000
(billions of yen)
1,009
2,042
1,340
1,584
Quarter Full Year

Domestic Retail Related Data (4)
* Total of Domestic Retail and Financial Management Division
**IT share is total of cash stock transaction and kabushiki-mini-toshi (odd lot stock investment)
Number of Accounts* / IT Share**
Quarter
(thousands of accounts)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006 Mar. 31, 2007
Accounts with balance
3,418 3,460 3,678 3,780 3,815 3,859 3,900 3,953
Equity holding accounts
1,311 1,379 1,680 1,745 1,767 1,806 1,819 1,853
Nomura Home Trade (online trading accounts)
1,141 1,367 1,716 1,969 2,029 2,094 2,155 2,243
1Q 2Q 3Q 4Q
(thousands of accounts)
237 297 425 343 417 86 94 102 134
IT share**
No. of orders
41% 49% 52% 55% 55% 54% 56% 55% 57%
Transaction value
14% 22% 24% 27% 27% 28% 26% 26% 29%
New accounts (individual)
FY2006.3 FY2003.3 FY2004.3 FY2005.3
FY2007.3
FY2007.3
Full Year

Global Merchant Banking Related Data
Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research &
Advisory (NR&A) and others
2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV)
(billions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006 Mar. 31, 2007
Japan 20.1 68.9 108.4 59.9 62.7 174.7 161.2 195.5
Europe (excluding Terra Firma) 15.9 15.6 23.7 38.8 35.6 33.8 36.3 35.7
Sub Total
35.9 84.5 132.1 98.7 98.4 208.5 197.5 231.2
Terra Firma 265.7 291.2 325.5 340.4 271.4 294.9 327.0 312.2
Total 301.6 375.7 457.6 439.1 369.7 503.3 524.6 543.4
35.9
84.5
132.1
98.7 98.4
208.5
197.5
231.2
301.6
375.7
457.6
439.1
369.7
503.3
524.6
543.4
0
100
200
300
400
500
600
Terra Firma
Europe (excluding Terra
Firma)
Japan
Business Exposure

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset  Management, Nomura
Funds Research and Technologies, MAINTRUST (Germany), and Nomura Funds Research and Technologies America.
Adjusted for asset overlap amongst group companies.
Data till June 30, 2006, include Nomura BlackRock Asset Management.
2.  Nomura Funds Research and Technologies America data as of end of February,2007.
Asset Management Related Data (1)
Total Assets Under Management
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006 Mar. 31, 2007
(trillions of yen)
27.0
23.0
15.9
17.6
17.9
23.1
23.0
25.6
0
5
10
15
20
25
30

Nomura Asset Management Assets Under Management
Public stock investment trusts Public bond investment trusts
Privately placed investment trusts Domestic investment advisory
Overseas investment advisory
Asset Management Related Data (2)
(trillions of yen)
(trillions of yen)
Full Year
Quarter
Mar. 31
2003
Mar. 31
2004
Mar. 31
2005
Mar. 31
2006
Jun. 30
2006
Sep. 30
2006
Dec. 31
2006
Mar. 31
2007
10.7 11.3 10.8 14.0 14.1 14.9 17.3 18.8
Public stock investment trusts
3.2 4.5 4.4 6.9 7.3 7.7 9.4 10.8
Public bond investment trusts
7.3 6.3 5.6 5.6 5.3 5.3 5.8 5.8
0.2 0.4 0.8 1.5 1.5 1.9 2.1 2.2
3.6 4.4 5.1 7.0 6.7 7.1 7.2 7.1
Domestic investment advisory
2.9 3.0 3.2 4.0 3.8 3.9 3.7 3.7
Overseas investment advisory
0.7 1.4 2.0 3.0 3.0 3.2 3.5 3.4
14.2 15.7 16.0 21.0 20.8 22.0 24.5 25.9
1Q 2Q 3Q 4Q
0.8 0.1 -0.1 1.0 3.8 0.9 0.2 1.2 1.5
Exclude ETF
0.2 -0.1 0.2 1.4 3.7 0.4 0.7 1.1 1.5
-3.1 -1.0 -0.7 0.0 0.2 -0.3 0.0 0.4 0.0
0.1 0.1 0.3 0.5 0.7 0.1 0.3 0.2 0.1
-2.2 -0.7 -0.5 1.5 4.6 0.7 0.5 1.8 1.6
<Assets Under Management>
< Net Asset Inflows>
FY2007.3
Investment advisory
Total
Investment trusts
FY2007.3
Public bond investment trusts
FY2006.3 FY2005.3 FY2003.3
Public stock investment trusts
FY2004.3
Privately placed investment trusts
Net Asset Inflows
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006 Mar. 31, 2007
14.2
15.7
16.0
21.0
20.8
22.0
24.5
25.9
0
5
10
15
20
25
30
Privately placed investment trusts

Asset Management Related Data (3)
AUM of Products
Supplied to Banks
and Japan Post
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006 Mar. 31, 2007
Stock investment trusts
3.2 4.5 4.4 6.9 7.3 7.7 9.4 10.8
Bond investment trusts
7.3 6.3 5.6 5.6 5.3 5.3 5.8 5.8
Public stock investment trusts, Nomura's share (%)
19% 19% 15% 15% 16% 16% 17% 18%
Public bond investment trusts, Nomura's share (%)
40% 40% 42% 42% 42% 42% 43% 44%
Stock investment trusts
16.3 23.3 28.9 45.0 46.1 49.8 55.7 59.4
Bond investment trusts
18.1 15.8 13.5 13.5 12.7 12.5 13.3 13.2
Source: Investment Trusts Association, Japan
Market Total
Nomura Asset
Management
(billions of yen)
Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006 Mar. 31, 2007
Banks*
330 791 883 1,082 1,468 1,753
Japan Post
0 90 167 247 349 425
*excluding The Nomura Trust & Banking
My Story Profit Distribution-type Fund  B
0 454 651 922 1,291 1,537
Global REIT Open
18 307 377 450 590 684
Global Attractive Dividend Stock Fund (Monthly)
0 0 0 0 0 411
Nomura Japan-US REIT Fund
3 18 37 90 231 348
Nomura Japan Stock Strategic Fund (Big Project - N)
353 441 392 383 378 342
Asia Attractive Dividend Stock Fund
0 0 0 0 354 341
Nomura Multi-currency Japan Stock Fund
0 384 417 464 438 339
Nomura Global REIT Fund
0 225 241 293 337 334
Nomura Global 6 Assets Diversified Fund
0 59 118 187 274 333
Nomura All-In-One Fund
0 0 0 213 263 272
AUM in Key
Funds
Domestic Public
Investment Trust
Market and
Nomura Asset
Management
Market Share

Large International Bond Underwritings
Caja Ahorro Monte Madrid (Spain): 1.25 billion euros
Equity Derivatives: Completed 21 fund derivative contracts (total amount: 869 million euros)
Nomura Capital Investment (NCI):
Loan committment for Tsubaki Nakashima tender offer: approx. 80 billion yen
Loan commitment for Sunstar tender offer: approx.40 billion yen
Loan-related Business (exclude NCI corporate
loans):
Approx.
68
billion yen
Major Deals
IPO USJ: 30.7 billion yen; Artnature: 9.2 billion yen
PO Honda Motor: 159.3 billion yen; Ishikawajima-Harima Heavy Industries: 64.2 billion yen; Nintendo: 60.5 billion yen
CB Toray Industries: 100 billion yen (Euroyen CB)
REIT    Nomura Real Estate Residential Fund: 31.3 billion yen
MPO Soiken Holdings: 4 billion yen
M&A Management integration of Daimaru and Matsuzakaya Holdings: 234.7 billion yen
Capital and business alliance between Marubeni, Aeon and Daiei: 46.2 billion yen
Merger of Mitsubishi Pharma and Tanabe Seiyaku: 520.5 billion yen
Sales of New Investment Trusts
Global Attractive Dividend Stock Fund (Monthly) (launched January 31, 2007) 410.8 billion yen (as of March 31, 2007)
Nomura Global All Stars (launched February 21, 2007) 182.8 billion yen (as of March 31, 2007)
Nomura Euro Top Company (launched March 28, 2007) 94.6 billion yen (as of March 31, 2007)
Fourth Quarter Achievements
Global
Markets
Global
Investment
Banking
Joinvest
Securities
2007
June September December March
Number of Accounts 40,156 61,554 75,562 129,516
Number of Margin Trading Account 1,224 3,182 5,805 9,054
Monthly Transaction Value (millions of yen) 54,919 177,096 316,303 591,354
Monthly Margin Transaction Value 19,472 100,698 191,666 386,363
Assets in Custody(millions of yen)
47,754 113,301 171,540 256,215
2006
Domestic
Retail

League Tables
Source: Thomson Financial
Proceeds
(USD mil)
Mkt. Share
No. of
Deals
Rank Value
(USD mil)
Mkt. Share
No. of
Deals
1 Nomura 19,149.7 33.4% 101 1 Citigroup 48,161.5 27.7% 43
2 Nikko Citigroup 10,250.2 17.9% 55 2 Goldman Sachs 47,240.2 27.2% 22
3 Daiwa Securities SMBC 7,409.3 12.9% 83 3
Nomura
36,975.7 21.3% 156
4 Goldman Sachs 5,057.5 8.8% 13 4 Mizuho Financial Group 35,783.8 20.6% 111
5 Mizuho Financial Group 3,791.6 6.6% 48 5 Merrill Lynch 32,071.8 18.5% 19
6 Merrill Lynch 3,021.7 5.3% 13 6 UBS 27,830.2 16.0% 29
7 Mitsubishi UFJ Financial Group 2,346.1 4.1% 31 7 GCA 25,773.7 14.8% 17
8 UBS 2,260.0 3.9% 8 8 Deutsche Bank 19,466.0 11.2% 10
9 Morgan Stanley 1,817.5 3.2% 3 9 Dresdner Kleinwort 19,169.9 11.0% 4
10 Shinko Securities 809.7 1.4% 34 10 Daiwa Securities SMBC 18,976.2 10.9% 117
Proceeds
(JPY mil)
Mkt. Share
No. of
Issues
Proceeds
(JPY mil)
Mkt. Share
No. of
Issues
1 Nikko Citigroup 946,887.3 23.3% 71 1 Mizuho Securities 1,904,275.0 28.6% 100
2 Daiwa Securities SMBC 468,805.6 11.5% 23 2 Daiwa Securities SMBC 1,593,156.2 23.9% 93
3 Mizuho Financial Group 364,389.8 9.0% 16 3
Nomura
1,083,706.3 16.3% 71
4 Deutsche Bank 345,617.6 8.5% 16 4 Mitsubishi UFJ Securities 1,043,521.5 15.7% 62
5 Morgan Stanley 312,954.6 7.7% 14 5 Nikko Citigroup 494,433.0 7.4% 32
6 Merrill Lynch 293,379.2 7.2% 11 6 Goldman Sachs 184,956.0 2.8% 5
7 Nomura 264,620.7 6.5% 17 7 Shinko Securities 61,999.0 0.9% 6
8 Barclays Capital 263,266.3 6.5% 23 8 Credit Suisse Securities 57,000.0 0.9% 4
9 UBS 172,873.6 4.3% 13 9 Merrill Lynch 52,988.7 0.8% 7
10 Mitsubishi UFJ Financial Group 171,908.7 4.2% 7 10 UBS 40,000.0 0.6% 3
Global Equity & Equity-related (Japan) Any Japanese Involvement Financial Advisors
Announced deals, value base
R
a
n
k
Bookrunner
Apr. 1, 2006 - Mar. 31, 2007
R
a
n
k
Advisor
Apr. 1, 2006  - Mar. 31, 2007
Global & Euro Yen Bonds Domestic Straight Bonds (excluding self-funding)
R
a
n
k
Bookrunner
Apr. 1, 2006 - Mar. 31, 2007
R
a
n
k
Bookrunner
Apr. 1, 2006  - Mar. 31, 2007

Market Share Data
(trillions of yen)
Primary Market
Share Data
1Q 2Q 3Q 4Q
Individual Equity Agency Transactions Share
Market
52.0 105.9 144.7 308.3 270.2 74.2 58.7 60.6 76.7
Nomura's share
16% 10% 8% 7% 5% 5% 4% 5% 5%
Off-floor/Off-exchange Equity Trading Share
Off-floor market
33.2 31.9 33.2 48.6 48.2 13.9 9.5 12.3 12.6
Off-exchange
14.1 19.3 21.1 30.5 42.8 9.6 9.8 10.6 12.9
Nomura's share
20% 16% 17% 21% 21% 22% 18% 21% 21%
JGB Auction Share
Market
68.1 74.4 80.1 80.7 85.3 21.1 21.2 21.8 21.2
Nomura's share
15% 16% 18% 11% 11% 12% 9% 11% 10%
Bond Secondary Trading Share
Market
1,129 1,235 1,361 1,296 1,341
355 329 334 322
Nomura's share
14% 16% 15% 13% 11%
12% 10% 10% 11%
Global Equity and Equity-related Japan
Nomura's share
30% 30% 25% 26% 33%
Japanese IPO
Nomura's share
11% 27% 32% 20% 21%
Japanese PO
Nomura's share
50% 33% 25% 27% 40%
Convertible Bonds
Nomura's share
13% 28% 19% 34% 34%
Global and Euro Yen Bonds
Nomura's share
21% 31% 23% 23% 7%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura's share
26% 19% 17% 18% 14%
Source: Thomson Financial (Value base)
FY2003.3 FY2004.3 FY2005.3
FY2003.3 FY2004.3 FY2005.3
FY2007.3
FY2007.3
FY2006.3
FY2006.3
FY2007.3
Note: Individual equity agency transactions share preliminary figure as of April 26, 2007.
Secondary Market
Share Data
Full Year Quarter

Value at Risk
Definition
99% confidence level (2.33 standard dev.)
1-day time horizon for outstanding portfolio
Inter-product price fluctuations considered
From April 3, 2006 to March 30, 2007 (billions of yen)
Maximum: 10.9
Minimum: 5.8
Average: 7.4
(billions of yen)
Equity
1.5 3.3 3.0 6.0 5.4 6.0 5.6 4.6
Interest Rate
2.3 2.0 2.8 3.3 4.1 3.5 4.0 3.7
Foreign Exchange
0.2 0.5 0.7 1.4 1.5 1.3 1.4 1.4
Sub-total
4.0 5.8 6.5 10.7 11.0 10.9 11.0 9.8
Diversification Benefit
-0.9 -1.9 -2.4 -3.7 -3.8 -3.5 -3.9 -3.6
VaR
3.1 3.9 4.1 7.0
7.1
7.3 7.2 6.2
Jun. 2006 Mar. 2006 Mar. 2007 Dec. 2006 Sep. 2006 End of the period Mar. 2003 Mar. 2004 Mar. 2005

Number of Employees
*Excludes employees of private equity investee companies
End of the period Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007
+/- From
Mar. 2006
Japan (excluding FA, SA)*
9,258 9,148 9,190 9,354 9,958 604
Japan (FA, SA)
1,986 1,915 1,875 1,948 2,174 226
Europe
1,389 1,403 1,535 1,515 1,791 276
Americas
797 866 1,026 1,073 1,322 249
Asia/Oceania
616 655 718 778 900 122
Total
14,046 13,987 14,344 14,668 16,144 1,476

Nomura Holdings, Inc. www.nomura.com